Exhibit 4.7

W. P. CAREY INC.
RESTRICTED SHARE AGREEMENT

AGREEMENT dated as of Date, between W. P. Carey Inc., a Maryland corporation (“W. P. Carey Inc.”), and Name (the “Grantee”).

WHEREAS, W. P. Carey Inc. desires to grant to the Grantee Number Shares of W. P. Carey Inc. (the “Shares”) to Grantee under the 2017 Share Incentive Plan (the “Plan”).

WHEREAS, the parties to this Agreement wish to provide the terms and conditions upon which W. P. Carey Inc. will grant Shares to the Grantee.

WHEREAS, all capitalized terms not otherwise defined herein shall have the meaning set forth in the Plan.

ACCORDINGLY, the parties agree as follows:

1. Grant of Shares. W. P. Carey Inc. hereby grants to the Grantee Number Shares subject to the terms of this Agreement.

2. Vesting. (a) The Grantee’s rights to any Shares granted under this Agreement shall become fully vested and nonforfeitable [at the rate of twenty‑five percent (25%) per year] during which Grantee serves as an employee of W. P. Carey Inc. or its Subsidiaries or its Affiliates except as described below. [February 15th] shall be the anniversary date for purposes of this Agreement so that the first [25%] of Shares shall vest on [February 15,        ]. Except as provided in this Agreement, if the Grantee’s employment is terminated for any reason prior to the date on which the Shares become fully vested and nonforfeitable, the Grantee shall automatically and immediately forfeit any such unvested Shares.

(b)    Notwithstanding the foregoing, if the Grantee either dies or is Disabled while employed by W. P. Carey Inc. or a Subsidiary or Affiliate; the Grantee’s rights hereunder shall automatically become fully vested on the date he or she dies or becomes Disabled.

3. Dividends and Distributions. Any dividends or distributions payable with respect to the Shares shall be accrued with respect to the Shares. Such dividends or distributions will be paid in cash to the Grantee without interest pursuant to Section 2 of this Agreement if and to the extent that the underlying Shares become vested as provided in this Agreement.

4. Change in Control. Upon the occurrence of (i) a Change of Control and (ii) a Termination of Employment or Service in Connection with a Change of Control, the Shares shall become fully vested and nonforfeitable.

5. Securities Law Compliance. (a) The Grantee represents and agrees that he or she is acquiring the granted Shares for his or her own account and not with the intention of reselling or distributing the Shares, except as permitted under this Agreement and any applicable federal and state securities laws.

(b)    W. P. Carey Inc. shall have the right to take any actions it may deem necessary or appropriate to ensure that the Grantee’s Share grant complies with applicable federal and state securities laws.

6. Nontransferability of Benefits. Any Shares held in escrow by W. P. Carey Inc. for the Grantee or any beneficiary under this Agreement are not subject to the claims of his or her creditors and may not be voluntarily or involuntarily transferred, assigned, alienated, accelerated or encumbered.

7. Tax Liability. To the extent required by any federal, state or local law, the Grantee shall make such arrangements as may be required or be satisfactory to W. P. Carey Inc., in its sole and absolute discretion, for the payment of any tax withholding obligations that arise in connection with the granted Shares. The Grantee shall pay such required withholding directly to W. P. Carey Inc. in cash upon request or, if permitted by W. P. Carey Inc., may elect to have such tax withholding obligation satisfied through withholding shares to be delivered or transferring already-owned shares. W. P. Carey Inc. shall not be required to deliver any Shares under this Agreement until such obligations are satisfied.

8. Effect on Employment Rights. Nothing in this Agreement shall be construed as giving the Grantee any right to continued employment with W. P. Carey Inc., its Subsidiaries or its Affiliates. Except as otherwise expressly provided herein, the terms and conditions of the Grantee’s employment with W. P. Carey Inc. shall remain unchanged.

9. Severability. If any portion of this Agreement shall be held invalid or illegal for any reason, such event shall not affect or render invalid or unenforceable the remainder of this Agreement.

10. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Grantee, his or her beneficiary and W. P. Carey Inc. and its successors and assigns.

11. Notice. Any notice, consent, election or demand required or permitted to be given under the provisions of this Agreement shall be in writing, and shall be signed by the party giving or making the same. If such notice, consent, election or demand is to be mailed, it shall be sent by United States certified mail, postage prepaid, addressed to such party’s last known address. The date of such mailing shall be deemed the date of notice, consent, election or demand.

12. Administration. The Committee, as defined in the Plan, shall have full discretionary authority to (a) interpret, construe and administer this Agreement and to delegate all or a part of its duties and responsibilities hereunder, and (b) make all determination as to any rights under the Agreement. The interpretation and construction of this Agreement by the Committee or its delegate, and any action taken hereunder, shall be final, binding and conclusive upon all parties in interest. Neither the Committee nor any other officer or Grantee of W. P. Carey Inc. shall, in any event, be liable to any person for any action taken or omitted to be taken in connection with the interpretation, construction or administration of this Agreement, so long as such action or omission to act be made in good faith.

13. Amendment. This Agreement may not be amended, altered or modified, except by a written instrument signed by the parties hereto, or their respective successors, and may not be otherwise terminated except as provided herein.

14. Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to its conflicts of laws provisions.

IN WITNESS WHEREOF, W. P. Carey Inc. and the Grantee have executed this Agreement as of the date first set forth above.

W. P. CAREY INC.

By:

Title:

GRANTEE:

Name:

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